UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission File Number 0-00981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.

3300 PUBLIX CORPORATE PARKWAY

LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Index to Financial Statements, Supplemental

Schedule and Exhibits

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits – December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) – December 31, 2010	14

Signature	15

Exhibit:

Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Publix Super Markets, Inc.

401(k) SMART Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

KPMG LLP

June 24, 2011

Tampa, Florida

Certified Public Accountants

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value	$1,531,077,028	1,220,164,082
Notes receivable from participants	72,069,972	64,559,552
Employer contribution receivable	22,502,463	22,191,890

Total assets	1,625,649,463	1,306,915,524

Liabilities
Excess contributions payable	2,583,895	2,356,277

Total liabilities	2,583,895	2,356,277

Net assets available for plan benefits	$1,623,065,568	1,304,559,247

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Statements of Changes in Net Assets

Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Contributions:
Participant	$107,461,096	106,634,877
Employer – stock	22,502,463	22,191,890

Total contributions	129,963,559	128,826,767

Investment income:
Net appreciation of investments	227,638,753	108,544,289
Dividends	29,483,332	24,253,510
Interest	3,125,377	3,835,840

Total investment income	260,247,462	136,633,639

Total additions	390,211,021	265,460,406

Deductions from net assets attributed to:
Benefits paid to participants	70,939,305	62,113,357
Fees paid by participants	765,395	640,747

Total deductions	71,704,700	62,754,104

Net increase	318,506,321	202,706,302

Net assets available for plan benefits:
Beginning of year	1,304,559,247	1,101,852,945

End of year	$1,623,065,568	1,304,559,247

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan and Summary of Accounting Policies

The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

(a)	General

The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC and Publix Asset Management Company (the “Company” or “Publix”) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

(b)	Plan Amendments

As required by the Internal Revenue Service (“IRS”) for Cycle B determination letter filers, the Plan was amended and restated on January 22, 2008, with an effective date of January 1, 2007. The Plan was subsequently amended on December 23, 2008 and November 18, 2009, to reflect certain provisions of regulatory guidance and legislation with effective dates of January 1, 2007, 2008 and 2009. The Plan was further amended on October 29, 2010, to expand the definition of “Hours of Service” with an effective date of October 2, 2010.

(c)	Contributions

Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among 12 investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2010 and 2009, the Company’s Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year in the form of common stock of Publix Super Markets, Inc. (“Publix Stock”). Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock.

(d)	Participant Accounts

Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the “Accounts”). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions for separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaling $115,596 and $99,150 were used to reduce the Company matching contributions for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, forfeitures totaled $116,328 and $101,239, respectively.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(e)	Vesting

Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

(f)	Participant Loans

All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous 12 month period. However, the value of any shares held by the participant in the Publix Stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by ING Institutional Plan Services as of the first day of each calendar quarter based on the U.S. prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan. Participant loans are classified as notes receivable from participants in the statements of net assets available for plan benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

A participant can choose repayment terms of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment elections. Upon separation of employment, all unpaid principal and accrued but unpaid interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

(g)	Distribution of Benefits

Benefits are recorded when paid.

A participant who reaches age 59 1/2 and who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.

A participant who reaches age 70 1/2 and who is actively employed by the Company may elect to begin receiving distribution of benefits on or before April 1 of the calendar year following the year in which the participant reaches age 70 1/2.

Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix Stock. If the value of the participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of the participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than 60 days after the end of the Plan year in which the participant reaches age 62.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

If the total value of a deceased participant’s Savings Contributions and Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the total value of a deceased participant’s Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until December 31 of the calendar year in which the participant would have reached age 70 1/2 or by December 31 of the calendar year immediately following the calendar year in which the participant died, whichever is later.

(h)	Termination of Plan

The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

(i)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(j)	Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds. Investment in Publix Stock represented 76.8% and 74.2% of the Plan’s net assets available for plan benefits as of December 31, 2010 and 2009, respectively. Because Publix Stock is not traded on a public stock exchange, the fair value of Publix Stock is determined by the Company’s Board of Directors. Publix Stock is valued quarterly based on, among other things, the Company’s financial performance and the financial and stock market performance of comparable companies. The fair value of the Plan’s interest in the Invesco Stable Value Trust Fund (Class C) is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. The fair values of the Plan’s interests in collective investment funds, other than the Invesco Stable Value Trust Fund (Class C), are based upon the net asset values of the funds as reported by the fund managers. There are no restrictions on redemptions by Plan participants of the collective investment funds. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(k)	Investment Risk

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the financial statements and supplemental schedule of the Plan.

(l)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(m)	Recent Accounting Standards

In September 2010, the Financial Accounting Standards Board (the “FASB”) issued updated guidance clarifying how participant loans should be classified and measured by defined contribution plans. This update requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments, and measured at their unpaid principal balance plus any accrued but unpaid interest. The update further exempts participant loans from fair value and credit quality disclosure requirements. The adoption of this update did not have an effect on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

In January 2010, the FASB issued an amendment to the standards of accounting for fair value measurements and disclosures. This amendment requires expanded disclosures about the different classes of assets and liabilities measured at fair value, transfers between Level 1 and Level 2 fair value measurement categories and the valuation techniques and inputs used to determine the fair value of assets and liabilities classified in Level 2 and Level 3 measurement categories. The adoption of this amendment did not have an effect on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

(2)	Administration of the Plan

State Street Bank and Trust Company, the Primary Trustee and Custodian for the Plan, was responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix Stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix Stock component of the Publix Stock Fund. Effective March 31, 2010, ING National Trust replaced State Street Bank and Trust Company as the Primary Trustee for the Plan; however State Street Bank and Trust Company remains Custodian for the Plan. ING Institutional Plan Services serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:

•

Administrative fees of $255,820 and $223,297 for the years ended December 31, 2010 and 2009, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to the third-party Plan Administrator.

•

Loan fees of $493,200 and $417,450 for the years ended December 31, 2010 and 2009, respectively, were deducted from the Accounts of Plan participants who received loans and were paid to the third-party Plan Administrator.

•

Expedited check fees of $16,375 for the year ended December 31, 2010, were deducted from the net distribution, loan and withdrawal proceeds issued to Plan participants who elected overnight delivery of their checks and were paid to the third-party Plan Administrator.

(3)	Investments

The Plan consists of the following investments:

(a)	American Funds EuroPacific Growth (R-3) Fund

This mutual fund seeks long-term capital growth by investing in attractively valued companies located in Europe and the Pacific Basin.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(b)	Pennsylvania Mutual Fund (Service Class)

This mutual fund seeks long-term capital growth by investing primarily in companies with small and micro market capitalizations, using a disciplined value approach.

(c)	SSgA Strategic Balanced Funds

These collective investment funds use an asset allocation approach to provide for both current income and capital growth. The underlying investments of these funds are stock and fixed income funds. These funds offer diversification by blending risk across different types of investments (i.e., aggressive, moderate and conservative). The three SSgA Strategic Balanced Funds are:

SSgA Aggressive Strategic Balanced Fund – Class I

This fund seeks to provide growth of principal and some income by matching a composite benchmark that is made up of 85% stocks and 15% bonds.

SSgA Moderate Strategic Balanced Fund – Class I

This fund seeks to provide income and growth of principal by matching a composite benchmark that is made up of 55% stocks and 45% bonds.

SSgA Conservative Strategic Balanced Fund – Class I

This fund seeks to provide income and some growth of principal by matching a composite benchmark that is made up of 25% stocks and 75% bonds.

(d)	SSgA S&P MidCap Index Fund – Class II

This collective investment fund seeks to replicate the Standard & Poor’s MidCap 400 Index (“S&P MidCap 400 Index”). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index.

(e)	Janus Forty Fund (S Shares)

This mutual fund seeks long-term capital growth by investing in a concentrated portfolio of 20 to 40 common stocks selected for their growth potential. The fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

(f)	Davis New York Venture (A) Fund

This mutual fund seeks long-term capital growth by investing in durable, well-managed businesses at value prices and holding on to them for the long term. The fund seeks companies recognizable as strong global leaders, companies that are underfollowed or overlooked but have strong business fundamentals, and companies that are controversial and face negative headlines.

(g)	SSgA S&P 500 Index Fund

This mutual fund seeks to replicate the Standard & Poor’s 500 Index (“S&P 500 Index”), an index made up of 500 common stocks of U.S. companies that is generally considered to be representative of the overall U.S. stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index.

(h)	PIMCO Total Return (Admin.) Fund

This mutual fund seeks maximum total return, investing for both current income and capital growth, consistent with preservation of capital and prudent investment management. The fund focuses on intermediate maturity, fixed income securities that can include U.S. government and corporate bond securities, mortgage and other asset-backed securities, U.S. dollar-denominated securities of non-U.S. issuers and money market instruments.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(i)	Invesco Stable Value Trust Fund (Class C)

This collective investment fund seeks to preserve principal and provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity. The fund invests in a series of proprietary commingled fixed income portfolios. Effective November 5, 2009, the Invesco Stable Value Trust Fund (Class C) fully replaced the SSgA Stable Value Fund as the investment fund option for the stable value asset class.

(j)	Publix Stock Fund

This fund includes two components: Publix Stock and cash awaiting investment in Publix Stock. Cash awaiting investment in Publix Stock is invested in a short-term fixed income funding vehicle, SSgA Yield Enhanced Short Term Investment Fund – Class A, a collective investment fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix Stock, dividends earned on Publix Stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix Stock on specified purchase dates.

The fair value of the following investment represented 5% or more of the Plan’s net assets available for plan benefits.

	December 31,

	2010	2009

Publix Stock	$1,247,081,579	967,474,052

During 2010 and 2009, the Plan’s investments [including gains (losses) on investments bought and sold, as well as held during the year] appreciated in value by $227,638,753 and $108,544,289, respectively, as follows:

	Year ended December 31,

	2010	2009

Publix Stock	$209,303,342	70,103,052

Mutual Funds	11,836,735	31,767,845

Collective Investment Funds	6,498,676	6,673,392

	$227,638,753	$108,544,289

The fair value of investments are based on market prices using the following measurement categories:

Level 1 – Fair value is determined by using quoted prices in active markets for identical investments. Investments included in this category are the mutual funds.

Level 2 – Fair value is determined by using other than quoted prices. By using observable inputs (such as similar securities), the fair value is determined through the use of models or other valuation methodologies (such as benchmarking of similar securities and using net asset value per share or its equivalent as a practical expedient to fair value). Investments included in this category are Publix Stock and collective investment funds.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

Level 3 – Fair value is determined by using other than observable inputs. Fair value is determined by using the best information available in the circumstances and requires significant management judgment or estimation. No investments are included in this category.

Following is a summary of fair value measurements for investments as of December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total
December 31, 2010

Mutual Funds	$164,811,487	---	---	164,811,487

Publix Stock	---	1,247,081,579	---	1,247,081,579

Collective Investment Funds	---	119,183,962	---	119,183,962

Total Investments	$164,811,487	1,366,265,541	---	1,531,077,028

December 31, 2009

Mutual Funds	$147,235,023	---	---	147,235,023

Publix Stock	---	967,474,052	---	967,474,052

Collective Investment Funds	---	105,455,007	---	105,455,007

Total Investments	$147,235,023	1,072,929,059	---	1,220,164,082

(4)	Contracts With Insurance Companies

The investment fund options for the stable value asset class are fully benefit-responsive and are reported at fair value in the statements of net assets available for plan benefits. Any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line attributable to fully benefit-responsive investment contracts in the statements of net assets available for plan benefits. The contract value represents principal contributions made by participants, plus interest accrued at a crediting rate established under the wrapper contract, less participant withdrawals and administrative expenses. The Plan’s management has determined that the contract value of the Plan’s fully benefit-responsive investment contracts as of December 31, 2010 and 2009 approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yields based on actual income were approximately 2.05% and 3.10%, respectively, for the Invesco Stable Value Trust Fund (Class C) for 2010 and 2009, and 2.15% for the SSgA Stable Value Fund for 2009. The average yields based on interest rates credited to participants were approximately 3.26% and 3.89%, respectively, for the Invesco Stable Value Trust Fund (Class C) for 2010 and 2009, and 3.09% for the SSgA Stable Value Fund for 2009. Crediting interest rates are typically reset on a monthly or quarterly basis according to the wrapper contract.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the Plan’s election to withdraw from the wrapper contract in order to change to a different investment provider or employer-initiated events, if material. The Plan Administrator does not believe that the occurrence of any such event is probable. Additionally, the replacement of the SSgA Stable Value Fund with the Invesco Stable Value Trust Fund (Class C) from December 1, 2008 through November 5, 2009, did not constitute such an event as all applicable requirements of the wrapper contract were complied with for the Plan to transact at contract value.

Examples of events that would permit an issuer of a wrapper contract to terminate the contract upon short notice include the Plan’s loss of its qualified status, material breaches of responsibilities that are not corrected, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments (or in the case of a traditional guaranteed investment contract, at the hypothetical fair value based upon a contractual formula).

(5)	Employer Contribution Receivable

The employer contribution receivable is contributed in the form of Publix Stock. The matching contribution, net of forfeitures, of $22,502,463 for the 2010 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2010 and funded by the Company in the 2011 Plan year with the transfer of 1,076,673 shares of Publix Stock. The matching contribution, net of forfeitures, of $22,191,890 for the 2009 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2009 and funded by the Company in the 2010 Plan year with the transfer of 1,279,071 shares of Publix Stock.

Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for Publix Stock. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,

	2010	2009

Net assets available for plan benefits per the financial statements	$1,623,065,568	1,304,559,247

Amounts allocated to withdrawing participants	(3,259,435)	(2,708,040)

Net assets available for plan benefits per the Form 5500	$1,619,806,133	1,301,851,207

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year ended December 31,

	2010	2009

Benefits paid to participants per the financial statements	$70,939,305	62,113,357

Amounts allocated to withdrawing participants at end of year	3,259,435	2,708,040

Amounts allocated to withdrawing participants at beginning of year	(2,708,040)	(3,263,352)

Accrued excess contributions payable at end of year	(2,583,895)	(2,356,277)

Benefits paid to participants per the Form 5500	$68,906,805	59,201,768

Distributions of excess contributions per the Form 5500	$2,583,895	2,356,277

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2010 and 2009, but not yet paid as of that date. Distributions of excess contributions and any allocable income that were paid for the 2010 and 2009 Plan years were recorded as liabilities in the financial statements as of and for the years ended December 31, 2010 and 2009.

(7)	Related-Party Transactions

Certain Plan investments were collective investment and mutual funds managed by State Street Global Advisors (“SSgA”), the investment management division of State Street Bank and Trust Company, which was the Primary Trustee and Custodian for the Plan until March 30, 2010. Effective March 31, 2010, ING National Trust replaced State Street Bank and Trust Company as Primary Trustee for the Plan; however, State Street Bank and Trust Company remains Custodian for the Plan. ING Institutional Plan Services serves as the third-party Plan Administrator.

In addition to Publix Stock, the transactions involving SSgA investments qualify as party-in-interest transactions. Certain administrative and service fees paid to ING Institutional Plan Services also are considered party-in-interest transactions.

The Plan received cash dividends on Publix Stock of $26,493,022 and $22,017,855 for the years ended December 31, 2010 and 2009, respectively. Such dividends were invested in the cash component of the Publix Stock Fund. As of December 31, 2010 and 2009, the number of shares of Publix Stock held in participant Accounts totaled 59,668,975 and 55,762,193, respectively, with fair values of $1,247,081,579 and $967,474,052, respectively.

During 2010 and 2009, company matching contributions were made in the form of Publix Stock. The values of such contributions are reported as employer stock contributions in the statements of changes in net assets available for plan benefits.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(8)	Tax Status

The Plan, as amended and restated as of January 1, 2007, received a favorable tax determination letter, dated March 6, 2009, from the IRS under Internal Revenue Code (“IRC”) Section 401(a). As such, the Plan’s design is exempt from federal income taxes under IRC Section 501(a). Though the Plan has been amended since January 1, 2007, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2010

Name of Issuer and Title of Issue	Number of Units/Shares	Current Value

Investments:

American Funds EuroPacific Growth (R-3) Fund	483,188	$19,631,918

Pennsylvania Mutual Fund (Service Class)	1,138,896	13,268,134

SSgA Strategic Balanced Funds:
SSgA Aggressive Strategic Balanced Fund – Class I *	768,550	10,692,288
SSgA Moderate Strategic Balanced Fund – Class I *	941,975	14,305,711
SSgA Conservative Strategic Balanced Fund – Class I *	420,658	6,736,277

SSgA S&P MidCap Index Fund – Class II *	183,473	8,314,620

Janus Forty Fund (S Shares)	1,663,534	55,379,043

Davis New York Venture (A) Fund	413,645	14,204,559

SSgA S&P 500 Index Fund *	1,672,808	34,593,671

PIMCO Total Return (Admin.) Fund	2,556,144	27,734,162

Invesco Stable Value Trust Fund (Class C)	27,915,636	57,331,878

Publix Stock Fund:
SSgA Yield Enhanced Short Term Investment Fund – Class A *	1,517,528	21,803,188
Common stock of Publix Super Markets, Inc. *	59,668,975	1,247,081,579

Total investments		1,531,077,028

Participant loans at interest rates ranging from 3.25% to 8.25% *		72,069,972

		$1,603,147,000

*	Parties-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

Date: June 24, 2011	By:	/s/ Linda S. Kane

Linda S. Kane
Vice President Benefits Administration and Assistant Secretary Publix Super Markets, Inc., Plan Administrator